SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934

Eastern Light Capital, Inc.

(Name of Issuer)

_______Common Stock, $0.01 par value________

(Title of Class of Securities)

__________________276650108___________________

(CUSIP Number)

Stephen Lange Ranzini, 2015 Washtenaw Avenue, Ann Arbor, Michigan 48104, (734) 741-5858

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

________________________April 14, 2010___________________

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  (

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

Exhibit Index on Page 11

CUSIP No. 276650108	13D	Page 2 of 13

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Stephen Lange Ranzini & Lisa Ranzini Joint Tenants by the Entirety
2	Check the Appropriate Box if a Member of a Group (a) [ X ] (See Instructions) (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 103
	8	Shared Voting Power 0
	9	Sole Dispositive Power 103
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 103
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0.03%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 276650108	13D	Page 3 of 13

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Angela Clare Ranzini
2	Check the Appropriate Box if a Member of a Group (a) [ X ] (See Instructions) (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 18,751
	8	Shared Voting Power 0
	9	Sole Dispositive Power 18,751
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,751
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 5.33%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 276650108	13D	Page 4 of 13

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Stephen Lange Ranzini SEP IRA
2	Check the Appropriate Box if a Member of a Group (a) [ X ] (See Instructions) (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 606
	8	Shared Voting Power 0
	9	Sole Dispositive Power 606
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 606
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0.17%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 276650108	13D	Page 5 of 13

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Stephen Lange Ranzini 401K
2	Check the Appropriate Box if a Member of a Group (a) [ X ] (See Instructions) (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 425
	8	Shared Voting Power 0
	9	Sole Dispositive Power 425
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 425
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0.12%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 276650108	13D	Page 6 of 13

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Ranzini Family Trust dated 12/20/1989
2	Check the Appropriate Box if a Member of a Group (a) [ X ] (See Instructions) (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,525
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,525
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,525
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0.43%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 276650108	13D	Page 7 of 13

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Jove Corporation
2	Check the Appropriate Box if a Member of a Group (a) [ X ] (See Instructions) (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,766
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,766
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,766
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 1.64%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 276650108	13D	Page 8 of 13

Item 1.

Security and Issuer. The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the Common Stock, Par Value $0.01 of Eastern Light Capital, Inc., a California corporation (the "Corporation"), with its principal executive offices at 100 Pine St, Suite 560, San Francisco, CA 94111.

Item 2.	Identity and Background.

(a)     This statement is filed by the entities and persons listed below, all of whom, collectively, are referred to herein as the "Reporting Persons."

(i)	Stephen Lange Ranzini & Lisa Ranzini Joint Tenants by the Entirety;
(ii)	Angela Clare Ranzini;
(iii)	Stephen Lange Ranzini SEP IRA;
(iv)	Stephen Lange Ranzini 401k;
(v)	Ranzini Family Trust dated 12/20/1989, of which Stephen Lange Ranzini, Joseph Lange Ranzini, and Paul Lange Ranzini are the co-trustees;
(vi)	Jove Corporation.
(b)	The business address of each of the Reporting Persons is:
(i) (iii)(iv)(v)(vi)	2015 Washtenaw Avenue, Ann Arbor, Michigan 48104;
(ii)	21 Williamsburg Court, Skillman, New Jersey 08538.

(c)	The principal business of each of the Reporting Persons is:

(i)As to Stephen Lange Ranzini: Director, President and Chief Executive Officer of University Bancorp, Inc. and of University Bank, Ann Arbor, Michigan. He also holds director, officer and/or other positions with a number of subsidiaries of University Bank. He is also the brother of Angela Clare Ranzini and husband of Lisa Ranzini. As to Lisa Ranzini: Registered Nurse;

(ii)            Medical Doctor with St. Peters Hospital, New Brunswick, New Jersey. She is also the sister of Stephen Lange Ranzini and the sister-in-law of Lisa Ranzini;

(iii)(iv)	Retirement Account of Stephen Lange Ranzini, investment entity;

(v)Ranzini Family Trust dated 12/20/1989, which is domiciled in Virginia, was formed for the benefit of Dr. Angela Ranzini, Catherine Ranzini Clare, Dr. Joseph Lange Ranzini, Paul Lange Ranzini and Stephen Lange Ranzini, each of whom are brothers and sisters. The Ranzini Family Trust dated 12/20/1989 engages in no active business other than investment of trust assets.

(vi)	Investment entity.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding.

(e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each of the Reporting Persons is as follows:

(i)(ii) Stephen Lange Ranzini, Lisa Ranzini and Angela Clare Ranzini are citizens of the United States;

(iii) (iv) U.S. retirement accounts;

(v) Ranzini Family Trust dated 12/20/1989, is domiciled in Virginia;

(vi) Jove Corporation is a Michigan corporation

Item 3.	Source and Amount of Funds or Other Consideration.

Each of the Reporting Persons used either personal funds, for the individuals, or working capital, for the corporation, to acquire the shares, as follows:

(i)	Angela Clare Ranzini purchased an aggregate of 18,751 shares between 4/14/2008 and

CUSIP No. 276650108	13D	Page 9 of 13

8/04/2009 for $71,133.42 or $3.79 per share;

(ii)	Stephen Lange Ranzini’s 401k purchased 425 shares on 4/14/2010 for $1,225.75, or $2.88 per share;
(iii)	Stephen Lange Ranzini’s SEP IRA purchased 300 shares on 4/15/2010 for $879.49, or $2.93 per share, and 306 shares on 4/20/2010 for $916.56, or $3.00 per share;
(iv)	Jove Corporation purchased an aggregate of 5,766 shares as follows:
a.	4/16/2010 397 shares for $1,156.96, or $2.91 per share;
b.	4/21/2010 5,100 shares for $14,774.50, or $2.90 per share;
c.	4/20/2010 269 shares for $813.70, or $3.02 per share;
(v)	Ranzini Family Trust dated 12/20/1989 purchased 1,525 shares on 4/20/2010 for $4,475.24, or $2.93 per share;
(vi)	Stephen & Lisa Ranzini Joint Tenants by the Entirety purchased 103 shares on 4/16/2010 for $317.02, or $3.08 per share.

Item 4.	Purpose of Transaction.

The Reporting Persons have purchased the Shares of Common Stock of the Issuer for investment but reserve the right to seek to change or influence the business strategy and/or control of the Corporation or cause the Corporation to engage in a reorganization and/or merger with another entity, or submit proposals to the shareholders of the Issuer to effect any of those changes, with the aim of improving the Issuer’s financial results. The Reporting Persons do not currently plan any proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D except as set forth herein. The Reporting Persons may dispose of some or all of the Common Stock held by them, or may acquire additional securities of the Corporation, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors.

Item 5.	Interest in Securities of the Issuer.

(a)	The aggregate number of shares held by the Reporting Persons as a Group represents 27,176 shares, or 7.72% of the outstanding shares of Common Stock of the Issuer.
(b)

Each of the Reporting Persons retains the sole power to vote or to direct the vote of the shares owned by each of them individually. None of the Reporting Persons has the power to vote any of the shares held by another member of the Group except as follows: Stephen Lange Ranzini has the power to vote the shares held by his SEP IRA, his 401k, the shares held by the Ranzini Family Trust dated 12/20/1989 and the shares held by Jove Corporation, a corporation which he controls.

(c)	The following transactions were effected by members of the Group within the last 60 days:
a.	Reporting Persons have purchased the following shares of Common Stock of the Issuer:
i.	Stephen Lange Ranzini’s 401k purchased 425 shares on 4/14/2010 for $1,225.75, or $2.88 per share;
ii.	Stephen Lange Ranzini’s SEP IRA purchased 300 shares on 4/15/2010 for $879.49, or $2.93 per share, and 306 shares on 4/20/2010 for $916.56, or $3.00 per share;
iii.	Jove Corporation purchased an aggregate of 5,766 shares as follows:
1.	4/16/2010 397 shares for $1,156.96, or $2.91 per share;
2.	4/21/2010 5,100 shares for $14,774.50, or $2.90 per share;
3.	4/20/2010 269 shares for $813.70, or $3.02 per share;
iv.	Ranzini Family Trust dated 12/20/1989 purchased 1,525 shares on 4/20/2010 for $4,475.24, or $2.93 per share;
v.	Stephen & Lisa Ranzini Joint Tenants by the Entirety purchased 103 shares on 4/16/2010 for $317.02, or $3.08 per share.
vi.	All of the above transactions were conducted through a national stock exchange.
(d)	Not applicable.
(e)	Not applicable.

CUSIP No. 276650108	13D	Page 10 of 13

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibits

4.1	Joint Filing Agreement of the signatories to this Statement.

10.1       Power of Attorney For Executing Forms 3, 4 and 5, Form 144 and Schedules 13D and 13G executed by Angela Clare Ranzini.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

By:	_\s\ Stephan Lange Ranzini

Stephen Lange Ranzini, Individually and on behalf of Angela Clare Ranzini pursuant to Power of Attorney

Dated: April 26, 2010

CUSIP No. 276650108	13D	Page 11 of 13

            EXHIBIT 4.1

JOINT FILING AGREEMENT

Each of the undersigned agrees that the Statement on Schedule 13D relating to shares of Eastern Light Capital, Inc. to which this Agreement is attached is being filed on behalf of each of the undersigned. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

Dated as of April 26, 2010

/s/ Stephen Lange Ranzini & Lisa Ranzini Joint Tenants by the Entirety
----------------------------------------
Stephen Lange Ranzini & Lisa Ranzini Joint Tenants by the Entirety, by Stephen Lange Ranzini

individually and by Lisa Ranzini, individually

/s/ Angela Clare Ranzini
----------------------------------------
Angela Clare Ranzini, individually by Stephen Lange Ranzini under Power of Attorney

/s/ Stephen Lange Ranzini SEP IRA
----------------------------------------
Stephen Lange Ranzini SEP IRA, Stephen Lange Ranzini, Trustee

/s/ Stephen Lange Ranzini 401k
----------------------------------------
Stephen Lange Ranzini 401k, Stephen Lange Ranzini, Trustee

/s/ Ranzini Family Trust dated 12/20/1989
----------------------------------------
Ranzini Family Trust dated 12/20/1989, Stephen Lange Ranzini, Trustee

/s/ Jove Corporation
----------------------------------------
Jove Corporation, Stephen Lange Ranzini, Chairman

CUSIP No. 276650108	13D	Page 12 of 13

POWER OF ATTORNEY            EXHIBIT 10.1

For Executing Forms 3, 4 and 5, Form 144 and Schedules 13D and 13G

Known by all these present, that the undersigned hereby constitutes and appoints each of Stephen Lange Ranzini and Dennis Agresta, signing singularly, the undersigned’s true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned (a) Forms 3, 4 and 5 (including amendments thereto) in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, (b) Form 144 and (c) Schedules 13D and 13G (including amendments thereto) in accordance with Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Form 3, 4 or 5, Form 144 or Schedule 13D or 13G (including amendments thereto) and timely file such Forms or Schedules with the Securities and Exchange Commission and any stock exchange, self-regulatory association or any other authority; and

(3) take any other action of any type whatsoever in connection with the foregoing that, in the opinion of each such attorney-in-fact, may be of benefit to, in the best interest of, or legally required of the undersigned, it being understood that the documents executed by the attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in the attorney-in-fact’s discretion.

The undersigned hereby grants to each attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact, or the attorney-in-facts substitutes or substitute, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, and their substitutes, in serving in such capacity at the request of the undersigned, are not assuming (nor is the Company for which any subject reports are filed assuming) any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

The undersigned agrees that each such attorney-in-fact may rely entirely on information furnished orally or in writing by the undersigned to the attorney-in-fact. The undersigned also agrees to indemnify and hold harmless the Company for which any subject reports are filed and each such attorney-in-fact against any losses, claims, damages or liabilities (or actions in these respects) that arise out of or are based upon any untrue statements or omissions of necessary facts in the information provided by the undersigned to such attorney-in-fact for purposes of executing, acknowledging, delivering or filing Form 3, 4 or 5, Form 144 or Schedule 13D or 13G (including amendments thereto) and agrees to reimburse the Company for which any subject reports are filed and the attorney-in-fact on demand for any legal or other expenses reasonably incurred in connection with investigating or defending against any such loss, claim, damage, liability or action.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5, Form 144 and Schedules 13D and 13G (including amendments thereto) with respect to the undersigned’s holdings of and transactions in securities issued by the Company for which any subject reports are filed, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact. This Power of Attorney does not revoke any other power of attorney that the undersigned has previously granted.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of the date written below.

/s/ Angela Clare Ranzini

Signature

Angela Clare Ranzini

Printed Name

Dated: December 8, 2008